

April 15, 2016

Mail Stop 4631

<u>Via E-mail</u>
Gustavo Henrique Santos de Sousa
Principal Financial Officer
National Steel Company
Av. Brigadeiro Faria Lima, 3,400 – 20th floor
04538-132, São Paulo-SP, Brazil

      Re: National Steel Company
      Form 20-F for Fiscal Year Ended December 31, 2014
      Filed April 30, 2014
      Response Letter Dated March 8, 2016
      Form 6-K
      Filed March 29, 2016
      File No. 1-14732

Dear Mr. Sousa:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2014

Financial Statements

Note 2- Summary of Significant Accounting Policies, page FS-8

2.n) Concessions, page FS-16

1.   We have read your response to prior comment 1 from our letter to you dated February 8, 2016. With reference to the terms of your concessions agreements, please expand your disclosures to provide the basis for using lease accounting for your concessions. Please also quantify the amount of your assets which are subject to reversion to the grantor and where they are classified in your financial statements.

Form 6-K Filed March 29, 2016

2.   We note your disclosure on page 15 of your 4Q15 and 2015 Earnings Release that in November 2015, the strategic alliance was concluded between you and the Asian Consortium through the combination, in a new company, Congonhas Minérios S.A., of the mining and associated logistics businesses of yours and Nacional Minérios S.A. (Namisa). Further, we note you accounted for the transaction in accordance with IFRS 3, which resulted in a gain in the income statement of R$2.9 billion, net of deferred taxes, and an increase in total equity of R$4.8 billion. We have the following comments in this regard:

  •   We note that you, prior to the November 2015 transaction, accounted for Namisa under the equity method of accounting. With reference to IFRS 10, including Appendix B, please provide sufficiently detailed additional information to support this accounting. Ensure your analysis addresses the disclosure on page 67 of your 2013 Form 20-F which indicates "In addition, certain other agreements, including the share purchase agreement between us and the Asian consortium and the long-term operational agreements between Namisa and us, provide for certain obligations that, in case breached or not cured within the relevant cure period, may give rise, in certain situations, to the right of the non-breaching party to exercise a call or a put option, as the case may be, with respect to the Asian consortium's ownership interest in Namisa." Specifically address whether CSN's call option on the Asia consortium's ownership interest in Namisa represents a substantive right of CSN to remove the Asian consortium; and

  •   Notwithstanding the above bullet, with reference to each step of the transaction, please explain the related accounting treatment, as well as the authoritative literature you relied upon.

You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744, or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3355 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and Construction